DILWORTH PAXSON LLP

direct dial number: (202) 466-9151	Kathleen L. Cerveny KCERVENY@DILWORTHLAW.COM
May ___, 2006
MAY 10, 2006
D R A F T
VIA FACSIMILE
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp. Registration Statement on Form S-1 Amendment No. 7 Filed on May 2, 2006 File No. 333-124240
Ladies and Gentlemen:
     On behalf of Community Bankers Acquisition Corp., a Delaware corporation (the “Company” or “Community Bankers”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 8 to the Registration Statement on Form S-1 (“Amendment No. 8”), including exhibits.
     The Amendment No. 8 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Gary A. Simanson, dated May 1, 2006. For your convenience, we have repeated each comment prior to the response. All references to headings and to page numbers in our responses below are to the pages in Amendment No. 8.
General
1.	We note the statement on page 36 and in the risk factor on page 11 that “it is our intention to make liquidating distributions to our stockholders as soon as reasonably possible after distribution and, therefore, we do not intend to comply with those procedures [Section 280 of the Delaware General Corporation Law].” We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation “(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation..., are likely to arise or to become known to the corporation...within 10 years after the date of dissolution.” Please provide us with a legal analysis as to how the company will comply with Section 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

After further consideration of the provisions and effect of Section 281(b), we have revised the disclosure on page 36 and the risk factor on page 11 to state that the Company intends to comply with the provisions of Section 280 of the Delaware statute. The revised risk factor language is as follows:

“Our compliance with Delaware procedures on liquidation may delay the distribution to our stockholders or require that we reserve funds to pay claims which could result in less than $7.52 per share available for distribution.

“If we do not complete a business combination within 18 months after the consummation of this offering (or within 24 months after the consummation of this offering if a letter of intent, agreement in principle or definitive agreement is executed within 18 months after the consummation of this offering and the business combination relating thereto is not consummated within such 18-month period), we will dissolve. Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution unless the corporation complies with certain statutory procedures. These procedures are intended to ensure that the corporation makes reasonable provision for all claims against it and include a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders. In the event a corporation follows these procedures, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. It is our intention to make liquidating distributions to our stockholders as soon as reasonably possible after dissolution in compliance with those procedures. We are unable at this time to estimate the amount of funds, if any, which we would need to retain from the trust fund to provide for payment of such claims. To the extent that estimated claims exceed our funds not held in trust and we reserve trust funds for payment of claims, funds available to holders of common stock sold in this offering could be less than $7.52 per share.”

Similar conforming language has been included in the disclosure on page 36 of the prospectus.

The Company’s risk factors discuss the risk to the investors that the proceeds held in trust could be subject to claims which could take priority over the claims of our public stockholders and the per-share liquidation price could be less than $7.52 due to claims of such creditors. Given the fact that the corporation will have no operations and will seek to limit its exposure to claims of vendors and service providers as well as prospective target businesses and will have no operations until consummation of a business combination, the Company does not believe that a bankruptcy filing is likely and certainly is less likely than the risk of bankruptcy of any other company seeking to conduct an initial public offering. Further the Company believes that suck risk is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses and hence too broad and generic for inclusion in the prospectus.

2.	We note the disclosure in exhibit 10.1 and the risk factor on page 10 that Messrs. Simanson and Mr. David Zalman will be personally liable under “certain circumstances” to ensure that the proceeds in the trust fund are not reduced by the claims of various vendors or service providers that are owed money by the company for services rendered or products sold to the company, provided, however, such personal liability shall not apply to the payment of debts and obligations to a prospective target business if a business combination is not consummated with such prospective target business, or for claims from any other entity other than. vendors. In the prospectus, please describe the “certain circumstances.” Also include, in the prospectus, a discussion of the possible third party claims, e.g., describe the vendors and service providers that could bring claims along with the types of claims and describe which types of claims Messrs. Simanson and Zalman would be personally liable. In addition, please describe the claims that could be brought by a prospective target business in the event a business combination is not consummated. It maybe helpful to revise your risk factors to clearly describe the potential risk that a portion of the funds held in trust could be subject to third party claims.

We have revised the disclosure in exhibit 10.1 and the risk factor on page 10 to clarify that the only claims as to which Messrs. Simanson and Zalman will be personally liable are for those claims by any vendor or service provider that is owed money by the corporation for services rendered or products sold to the corporation. The revised language is as follows:
“If third parties bring claims against us, the proceeds held in trust could be reduced and the per share liquidation price received by stockholders will be less than $7.52 per share.
“Our placing of funds in trust may not protect those funds from third party claims against us. Although we will seek to have all vendors, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of holders of common stock sold in this offering, there is no guarantee that they will execute such agreements or that even if they execute such agreements that they would be prevented from bringing claims against the trust fund. Nor is there any guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Accordingly, the proceeds held in trust could be subject to claims which could take priority over the claims of our public stockholders and the per-share liquidation price could be less than $7.52 due to claims of such creditors. If we are unable to complete a business combination and are forced to liquidate, Mr. Simanson, our president, and Mr. David Zalman, a stockholder, will only be personally liable to ensure that the proceeds in the trust fund are not reduced by the claims of any vendor or service provider that is owed money by us for services rendered or products sold to us. However, we cannot assure you that Messrs. Simanson and Zalman will be able to satisfy those obligations. Accordingly, we cannot assure you that the actual per share liquidation price will not be less than approximately $7.52 due to claims of creditors.”
The reference to “certain circumstances” has been removed, as has the reference to “debts and obligations to prospective target businesses” as the only circumstances for which Messrs. Simanson and Zalman will be responsible have been specified, namely, any vendor or service provider that is owed money by the corporation. We have considered the request to include a description of the vendors and service providers that could bring claims; however, we believe that the terms “vendors and service providers” is generally understood by the investing public. Further, inasmuch as the intent is that Messrs. Simanson and Zalman be responsible for all such vendor or service provider claims, we do not believe that a list of possible vendors or service providers would be helpful to an investor and could be interpreted by investors as a limitation of the responsibility of such persons. Therefore, we have not provided such a list.

3.	We note the disclosure throughout your registration statement that in the event of liquidation, all holders of common stock sold in this offering will be entitled to receive their portion of the amount held in trust ($7.52 per unit). Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of full indemnification obligations by Messrs. Simanson and Zalman and the potential effect of Section 281(b) of Delaware General Corporation Law.

As noted above, the Company has determined that in connection with any liquidation, it will comply with the provisions of Section 280 of the Delaware General Corporation Law, hence Section 281(b) will be inapplicable. The Company believes it appropriate to disclose the $7.52 available for distribution inasmuch as it is the most likely scenario if we are unable to consummate a business combination within the prescribed time period. The Company believes that a reduction of the funds held in trust from the $7.52 per share to be a remote possibility, because of the limited nature of the Company’s business prior to consummation of a business combination and the intended indemnification for the most likely claims against the Company’s assets.

Summary
4.	We note the disclosure on page 31 that “[o]ur search for a target company will be limited to the United States with a primary focus on the Mid-Atlantic region.” Please revise the summary to include disclosure regarding the focus on the Mid-Atlantic region.

We have added the following sentence to the prospectus summary on page 1 as requested:

“Our search for a target company will be limited to the United States with a primary focus on the Mid-Atlantic region.”
Risk Factors. page 9
5.	In the risk factor on page 10, under the subheading “If third parties bring claims against us ....,” we note the statement that “[i]f we are unable to complete a business combination and are forced to liquidate, Mr. Simanson, our president, and Mr. David Zalman, a stockholder, will be personally liable under certain circumstances to ensure that the proceeds in the trust fund are not reduced by the claims of various vendors or service providers that are owed money by us for services rendered or products sold to us.” Please reconcile this statement with other disclosure in the risk factor that “they will not be personally liable to pay debts and obligations to prospective target businesses if a business combination in not consummated with such prospective target businesses, or for claims from any other entity other than vendors covered by our agreement with Mr. Simanson and Mr. Zalman.” It is unclear from the agreement which claims from vendors or service providers Messrs. Simanson and Zalman would be personally liable and, thus, the disclosure in the risk factor is confusing that Messrs. Simanson and Zalman will ensure that the proceeds in the trust fund are not reduced by claims of various vendors or service providers. Please revise accordingly.

The risk factor has been revised as requested. The text is included in response to Comment 2 above.
Management page 50
6.	We note your response to our prior comment 5 that “[a]s disclosed in Mr. Walz’s biographical information on page 51, Mr. Walz left the employ of ABN AMBRO in January 2006.” We were unable to find this disclosure in the prospectus. Please revise the management section to include the dates of employment.

We have revised Mr. Walz’s biographical information to clarify the term of his employment with ABN AMRO as requested.
Note 3. Proposed Public Offering, page F-9
7.	Refer to comment 7 of our previous letter. Your disclosure on page F-10 refers to the “average volatility of such index.” Please clarify whether the estimated volatility of 24%

was calculated from the average volatilities of the similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Also, explain why you used the “latest fiscal year’s volatility” rather than calculating volatility for the representative companies using the five-year period through the balance sheet date or other date, to the extent of the companies’ operating histories. Please tell us the reasons that companies with market capitalizations up to $250 million are believed to be representative and explain why you believe weighting your calculation in favor of the larger companies provides a better estimate of your expected volatility than a simple average. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility. Please expand the discussion of the option in MD&A to disclose your basis for the estimate of expected volatility.
     We have clarified the disclosure and revised the calculations using the average volatility rather than a weighted average volatility. We have expanded the discussion of the option in the MD&A section to disclose the basis for the estimate of expected volatility as requested. The revised language in the MD&A is as follows:
     “The Company has agreed to sell to I-Bankers Securities, Inc., Maxim Group LLC and Legend Merchant Group, Inc., or their designees, for $100, an option to purchase up to 525,000 units (7% of the units offered) in the aggregate. The units issuable upon exercise of this option are identical to those offered in this Proposed Offering, except that each of the warrants underlying this option entitles the holder to purchase one share of our common stock at a price of $7.50. This option is exercisable at $10.00 per unit commencing on the later of the consummation of a business combination or one year from the date of the prospectus. This option expires five years from the date of this prospectus. In lieu of the payment of the exercise price, this option may be converted into units on a net-share settlement or cashless exercise basis to the extent that the market value of the units at the time of conversion exceeds the exercise price of this option. This option may only be exercised or converted by the option holder and cannot be redeemed by us for cash.
     “The sale of this option to the representatives of the underwriters is expected to be accounted for as an equity transaction in accordance with Emerging Issues Task Force No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock, and therefore would be measured at its fair value on the date of the sale in accordance with Statements of Financial Accounting Standards No. 123 (revised 2004), Share-based Payment, which would result in an increase in our cash position and shareholders’ equity by the $100 proceeds from the sale. We have determined based upon a trinomial model that the estimated fair value of the option on the date of sale would be approximately $1.7490 per unit or an aggregate of $918,225 assuming an expected life of five years, volatility of 22.1966% and a risk-free interest rate of 4.929%. Although we used an expected life of five years, if we do not consummate a business combination within the prescribed time period and liquidate, this option would become worthless. Given that the parameters used in the computation of the fair value of this option change over time, the actual fair value of this option on the date of sale is expected to be different from the estimated fair value computed above.
     “Because we do not have a trading history, we estimated the potential volatility of our common stock using the average volatility of ten publicly traded banking institutions with market capitalizations ranging from $64 million to $288 million with an average of $149 million. We believe that the average volatility of these representative institutions is a reasonable benchmark to use in estimating the expected volatility of our common stock after consummation of a business combination, because these sample institutions are operating banks or bank holding companies that are similar in size to our target business acquisitions. The volatility calculation of 22.1966% was derived using the volatility of representative banks. This calculation used the monthly weighted average of the daily closing prices for the five year period ended April 30, 2006. Using a higher volatility would have the effect of increasing the implied value of this option.”
          A schedule listing the representative companies is attached as requested.
          If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (202) 466-9151.

Yours very truly,

Enclosure

cc:	Gary A. Simanson Phillip J. Kushner, Esq.